UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment 1)*

OBA Financial Services, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

67424G101
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP NO. 67424G101	13G	Page 2 of 5 Pages

1	Names of Reporting Persons OBA Bank Employee Stock Ownership Plan Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 333,270
	6	Shared Voting Power 36,076
	7	Sole Dispositive Power 369,346
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 369,346
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row 9 8.8% of 4,210,850 shares of Common Stock outstanding as of December 31, 2011.
12	Type of Reporting Person (See Instructions) EP

CUSIP NO. 67424G101	13G	Page 3 of 5 Pages

Item 1

(a)	Name of Issuer

OBA Financial Services, Inc.

(b)	Address of Issuer’s Principal Executive Offices

20300 Seneca Meadows Parkway
Germantown, Maryland 20876

Item 2

(a)	Name of Person Filing

OBA Bank
Employee Stock Ownership Plan Trust
Trustee: First Bankers Trust Services, Inc.

(b)	Address of Principal Business Office

2321 Kochs Lane
Quincy, Illinois 62305

(c)	Citizenship or Place of Organization

See Page 2, Item 4.

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP Number

See Page 1.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b, or (c), check whether the person filing is a:

(f) [X] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

CUSIP NO. 67424G101	13G	Page 4 of 5 Pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Page 2, Item 9.
(b)	Percent of class: See Page 2, Item 11.
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Page 2, Item 5.
(ii)	Shared power to vote or to direct the vote: See Page 2, Item 6.
(iii)	Sole power to dispose or to direct the disposition of: See Page 2, Item 7.
(iv)	Shared power to dispose or to direct the disposition of: See Page 2, Item 8.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP NO. 67424G101	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OBA BANK EMPLOYEE STOCK OWNERSHIP PLAN TRUST

Date: February 2, 2012	By: First Bankers Trust Services, Inc., Trustee

/s/ Linda Shultz
Name: Linda Shultz
Title: Trust Officer